Exhibit 99.12

URANIUM ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended October 31, 2020

(Expressed in Canadian Dollars unless otherwise stated)

December 16, 2020

Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

General

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Uranium Royalty Corp., for the three and six months ended October 31, 2020, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended October 31, 2020, and its audited consolidated financial statements and the notes thereto for the years ended April 30, 2020 and 2019, copies of which are available under the Company’s profile at www.sedar.com.

The Company’s condensed interim consolidated financial statements for the three and six months ended October 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless otherwise stated, all information contained in this MD&A is as of December 16, 2020.

Unless otherwise stated, references herein to “$” or “dollars” are to Canadian dollars, references to “US$” are to United States dollars and references to “A$” are to Australian dollars. References in this MD&A to the “Company” and “URC” mean Uranium Royalty Corp., together with its subsidiary, unless the context otherwise requires.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	statements with respect to future events or future performance;
●	the impact of general business and economic conditions;
●	expected impacts of the COVID-19 pandemic on the Company;
●	future debt levels, financial capacity, liquidity and capital resources;
●	anticipated future sources of funds to meet working capital requirements;
●	future capital expenditures and contractual commitments;
●	expectations respecting future financial results;
●	expectations with respect to the Company’s financial position; and
●	expectations regarding the Company’s growth and results of operations.

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; the ongoing operation of the properties in which the Company holds or may hold uranium interests; and the accuracy of public statements and disclosure made by the owners or operators of the properties underlying the Company’s interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors:

●	dependence on third-party operators;
●	the Company has limited or no access to data or the operations underlying its interests;

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

●	risks faced by owners and operators of the properties underlying the Company’s interest;
●	volatility in market prices and demand for uranium and the market price of the Company’s other investments;
●	effects of competition and pricing pressures;
●	changes in general economic, financial, market and business conditions in the industries in which uranium is used;
●	the impact of COVID-19 on the Company and global markets;
●	risks related to interest rate fluctuations and foreign exchange rate fluctuations;
●	alternatives to and changing demand for uranium;
●	changes in the technologies pertaining to the use of uranium;
●	potential conflicts of interests;
●	actual results differing materially from management estimates and assumptions;
●	fluctuations in the value of the Canadian dollar;
●	changes in legislation, including permitting and licensing regimes and taxation policies;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	influence of macroeconomic developments;
●	reduced access to debt and equity capital;
●	litigation;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	rate and timing of production differences from resource and reserve estimates;
●	risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and
●	the other factors discussed under “Risk Factors” in the Company’s management’s discussion and analysis for the year ended April 30, 2020 and its other disclosure documents, which are available under the Company’s profile at www.sedar.com.

This list of factors should not be construed as exhaustive.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company’s common shares without par value (the “Common Shares”) and its common share purchase warrants, each of which is exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX Venture Exchange under the symbols “URC” and “URC.WT”, respectively.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

Business Strategy

The Company’s long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects.

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

In addition to its existing portfolio of royalties and its strategic investment in Yellow Cake plc (“Yellow Cake”), the Company’s primary focus is to identify, evaluate and acquire the following:

●	royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;
●	uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;
●	off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and
●	direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities’ uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech.

During the three and six months ended October 31, 2020, uranium prices averaged US$29.97 per pound and US$31.45 per pound, respectively, representing an approximately 20.0% and 26.4% increase compared to an average of US$24.98 per pound and US$24.88 per pound in the corresponding period in 2019, respectively. As at October 31, 2020, uranium prices ended at US$29.50 per pound, approximately 22.9% higher than the uranium price on October 31, 2019 but down 9.9% compared to the month end price in April 2020. (Source: UxC LLC)

In early October of 2020, the United States Department of Commerce (“DOC”) signed a formal agreement with the Russian State Atomic Energy Corp. Rosatom (“RSA”) on an extension to the Agreement Suspending the Antidumping Investigation on Uranium from the Russian Federation which limited Russian low enriched uranium imports at a level equal to 20% of U.S. uranium requirements. The RSA was set to expire at the end of 2020, however, the DOC asserted in a preliminary determination that the conditions of Russian dumping would likely continue in absence of restrictions. This, and pressure from the U.S. government, provided for the conditions of a negotiated settlement which balances the interests of U.S. utility consumers and the domestic nuclear fuel cycle industry, and extends restrictions through 2040. Pursuant to the RSA, uranium enrichment import levels will be reduced to 17% (down from 20%). However, the new quota caps vary by year and depending on the fuel cycle component. Contained uranium import levels will be further reduced to 7% of U.S. requirements through 2040 (as much as a 75% reduction from the previous levels).

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

Additionally, a key uranium element of the U.S. Department of Energy policy document, “Restoring America’s Nuclear Energy Competitive Advantage”, was the establishment of a strategic national uranium reserve sourced from domestic uranium. This uranium reserve has since garnered bipartisan support through its inclusion in legislation by the U.S. Senate Committee on Appropriations and a bipartisan bill entitled the American Nuclear Infrastructure Act, which was passed by the U.S. Senate Committee on Environment and Public Works on December 2, 2020. The historic Russian trade deal, in addition to the establishment of a strategic national uranium reserve, will provide meaningful steps toward revitalizing the American uranium mining industry.

Global Market Developments

Over the past few years, global uranium market fundamentals have been improving as the market transitions from being an inventory-driven to more of a production-driven market. The spot market bottomed in November of 2016 at about $17.75 per pound U3O8, and from there it has since rallied approximately 68% through November of 2020. Reductions in production from several global producers and secondary sources was pushing the supply and demand balance toward a structural deficit in upcoming years. In March of this year, the COVID-19 pandemic resulted in about 50% of the world’s uranium production being taken off-line. This has accelerated the market rebalancing process and resulted in about 20 million pounds of production removed from this year’s supply base that will not be made up. This is expected to drop 2020 global uranium production close to 120 million pounds, resulting in a significant 60 million pound gap in balancing market requirements that must be filled from finite inventory and other secondary market sources. (Source: UxC LLC Market Outlook Q4 2019; Q3 2020)

Higher priced contracts that have supported production are continuing to roll out of producer and utility supply portfolios. These higher priced contracts are not replaceable with current market prices below production costs for the vast majority of western producers. This will likely continue the trend of production cuts and deferrals until prices rise sufficiently to sustain long-term mining operations. In addition, some projects are in their final stages of production as their resources become depleted.

On the demand side of the equation, the global nuclear energy industry continues to grow in a robust manner, with 52 new reactors connected to the grid since the start of 2013 and another 52 reactors under construction as of November 2020. Further market pressure on the demand side also appears likely as utilities finally return to a longer-term contracting cycle to replace expiring contracts. This is something the market has not experienced for several years, and should result in greater price discovery in the spot, medium and long-term markets. (Source: World Nuclear Association November 2020, International Atomic Energy Association Power Reactor Information System November 2020)

Recent Developments

The following is a description of selected recent developments respecting the business of the Company during the six months ended October 31, 2020.

Royalties

●	Dewey-Burdock Royalty - On November 25, 2020, Azarga Uranium Corp. (“Azarga”) announced that the United States Environmental Protection Agency had issued the final permits for Azarga’s Class III and Class V Underground Injection Control activities. These permits represent the final key federal agency approval and the second of three major regulatory agency approvals required for the Dewey-Burdock Project. The third and remaining major regulatory agency approval is required by the South Dakota Department of Environment and Natural Resources, whose staff have previously recommended the approval of the state permits.

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

COVID-19 Pandemic

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The COVID-19 pandemic is continuing to cause significant widespread global infections and fatalities. It has also materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions, including restrictions that impact mineral exploration and development and mining activities in many jurisdictions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for uranium, on the operations of the projects underlying the Company’s interests, on its employees and on global financial markets.

As a result of the ongoing global COVID-19 pandemic, and continuing outbreaks along with a spike in infections and fatalities in many countries, increased levels of volatility have continued to adversely impact the economies and global financial markets. Currently, the Company is unable to predict the strength or timing of any recovery. Neither can it predict whether the resurgence in infections and fatalities may cause governments to re-impose some or all prior or new restrictive measures, including business closures. The current and expected impacts are anticipated to be far-reaching. A prolonged economic downturn resulting from the pandemic may have significant negative impacts on uranium demand and pricing generally, which could have a material adverse impact on the Company’s results of operations and financial condition.

In response to COVID-19, the Company has taken actions to augment its safety protocols, protect its employees and strengthen its balance sheet in response to the pandemic. These measures have included instituting work from home protocols and reducing management and directors’ fees to preserve resources in the face of the economic uncertainty resulting from the COVID-19 pandemic. Given the nature of the Company’s operations, the pandemic has had relatively little direct impact on the Company’s day-to-day operations. However, restrictions and measures instituted by various governments around the world have significantly reduced the ability of the Company’s personnel and advisors to travel and visit projects in connection with the review of potential acquisitions.

To date, the operators of the projects underlying the Company’s interests have not disclosed any material impact from the COVID-19 pandemic on the projects underlying such interests. However, many of such operators have disclosed cost-cutting measures and operational changes to protect employees, with many operators enacting remote working protocols.

Asset Portfolio

Royalties

The table below sets out the Company’s principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty

Royalties
Roughrider(1)	Rio Tinto plc	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Michelin	Paladin Energy Ltd.	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(2)	Uranium Energy Corp. (“UEC”)	WY, USA	Powder River Basin	0.5% Net Profits Interest
Church Rock	Laramide Resources Ltd.	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns
Dewey-Burdock(2)	Azarga	SD, USA	Black Hills Uplift	30% Net Proceeds
Lance(2)	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty
Roca Honda(2)	Energy Fuels Inc.	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Slick Rock	UEC	CO, USA	Uravan Mineral Belt, Paradox Basin	1.0% Net Smelter Returns
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

Project	Operator	Location	District	Type of Royalty
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
Royalty Option
Diabase(3)	UEC	SK, Canada	Athabasca Basin	3.0% Gross Revenues Royalty

Notes:

(1)	Also applies to the Russell Lake and Russell Lake South projects.
(2)	The royalty does not apply to the entirety of the project.
(3)	The Company holds an option to acquire the Diabase royalty, which is exercisable by the Company until February 7, 2022, for an exercise price of $1,750,000.

Strategic Investment in Yellow Cake plc

Since 2018, URC is a shareholder of Yellow Cake, a company listed on Alternative Investment Market of the London Stock Exchange that purchases and holds physical uranium. The long-term strategic relationship between the Company and Yellow Cake include, among other things:

●	Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company (“Kazatomprom”) to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at the same price at which Yellow Cake acquires the U3O8 pursuant to its agreement with Kazatomprom.

●	Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.

●	Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. As at November 30, 2020, Yellow Cake’s total U3O8 holding was 9.32 million pounds. (Source: Yellow Cake plc Investor Presentation December 2020)

Overall Performance

For the three and six months ended October 31, 2020, the Company incurred a net loss of $640,136 and $1,022,400, respectively, compared to a net loss of $1,112,803 and $1,714,790 for the three and six months ended October 31, 2019, respectively. As at October 31, 2020, the Company had working capital of $37,700,641.

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

Discussion of Operations

Three months ended October 31, 2020, compared to three months ended October 31, 2019

The Company’s net loss was $640,136 in the three months ended October 31, 2020, compared to a net loss of $1,112,803 for the same period in the previous fiscal year. The decrease in net loss was primarily the result of lower management and director’s fees, professional fees, project expenditures and interest expense on the margin loan. The margin loan was fully repaid during the year ended April 30, 2020.

The Company incurred consulting fees of $56,865 in the three months ended October 31, 2020, compared to $49,825 for the same period in the previous fiscal year, which fees consisted primarily of consulting fees paid for corporate development services, geological services and advisory services during both periods.

In the three months ended October 31, 2020, the Company incurred general and administrative expenses of $104,510 consisting of regulatory filing, transfer agent and warrant agent fees of $32,187, salaries and benefits of $20,042, insurance expense of $18,134, office expense of $17,272, technology expense of $3,146, travel expense of $163, rental expense of $12,428 and conferences and marketing expense of $1,138. In the three months ended October 31, 2019, the Company incurred general and administrative expenses of $93,247 consisting of regulatory filing, transfer agent and warrant agent fees of $29,218, salaries and benefits of $14,267, insurance expense of $2,572, office expense of $3,857, technology expense of $12,289, travel expense of $14,288, rental expense of $12,438 and conferences and marketing expense of $4,318. The decrease from the three months ended October 31, 2020 compared to the same period in 2019 was primarily the result of decrease in travel expenses due to pandemic regulations.

The Company incurred management and directors’ fees of $83,679 for the three months ended October 31, 2020, compared to $111,431 for the same period in the previous fiscal year. From May 1, 2020 to October 31, 2020, the Company implemented corporate-wide cost-cutting measures, including a temporary reduction in management and directors’ fees, in response to the significant financial market uncertainty resulting from the COVID-19 pandemic.

In the three months ended October 31, 2020, the Company incurred professional fees of $38,252, consisting primarily of legal fees for corporate matters and fees payable for tax compliance services, compared to $367,484 for the same period in the previous fiscal year. Professional fees incurred for the three months ended October 31, 2019 primarily consisted of audit and legal fees associated with the Company’s initial public offering (the “IPO”) and royalty assets acquisitions.

For the three months ended October 31, 2020, the Company recognized a foreign exchange loss of $17,967, compared to a foreign exchange gain of $23,744 for the same period in the previous fiscal year, primarily as a result of the exchange difference on the translation of the guaranteed investment certificates denominated in U.S. dollars.

In the three months ended October 31, 2020, the Company recorded unrealized loss on revaluation of short-term investments of $4,489,887 from the decrease in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation loss of $92,28, partially offset by deferred income tax recovery of $356,538. In the three months ended October 31, 2019, the Company recorded unrealized loss on revaluation of short-term investments of $1,732,750 from the decrease in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation loss of $47,731.

Six months ended October 31, 2020, compared to six months ended October 31, 2019

The Company incurred a net loss of $1,022,400 in the six months ended October 31, 2020, compared to a net loss of $1,714,790 for the same period in the previous fiscal year. The decrease in net loss primarily resulted from lower management and directors’ fees, professional fees, project expenditures and interest expense on the margin loan when compared to the same period in the previous fiscal year. The positive impact of the aforesaid changes was partially offset by the recognition of a foreign exchange loss in the current period and higher consulting fee and general and administrative expenses. The Company recognized a gain on modification of a margin loan of $346,676 in the six months ended October 31, 2019. The margin loan was fully repaid during the year ended April 30, 2020.

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

The Company incurred consulting fees of $117,047 in the six months ended October 31, 2020, compared to $73,825 for the same period in the previous fiscal year, which fees consisted primarily of consulting fees paid for geological services and corporate development services during both periods.

In the six months ended October 31, 2020, the Company incurred general and administrative expenses of $174,939 consisting of regulatory filing and transfer agent fees of $39,784, salaries of $38,795, insurance expense of $36,269, office expense of $19,184, technology expense of $7,349, travel expense of $243, rental expense of $24,856 and conferences and marketing expense of $8,459. In the six months ended October 31, 2019, the Company incurred general and administrative expenses of $143,575 consisting of regulatory filing and transfer agent fees of $33,316, salaries of $31,648, insurance expense of $5,145, office expense of $4,464, technology expense of $13,907, travel expense of $24,454, rental expense of $25,568 and conferences and marketing expense of $5,073. The increase from the six months ended October 31, 2020 compared to the same period of 2019 was primarily the result of the addition of staff resources, increase in expenses paid for regulatory filings, shareholders’ communications, and expenses related to our directors’ and officers’ insurance policy after the Company became a public company.

The Company incurred management and directors’ fees of $162,472 for the six months ended October 31, 2020, compared to $321,602 for the same period in the previous fiscal year. From May 1, 2020 to October 31, 2020, the Company implemented corporate-wide cost-cutting measures, including a temporary reduction in management and directors’ fees, in response to the significant financial market uncertainty resulting from the COVID-19 pandemic.

In the six months ended October 31, 2020, the Company incurred professional fees of $101,109, consisting primarily of legal fees for corporate matters, audit fees and fees payable for tax compliance services, compared to $422,764 for the same period in the previous fiscal year.

For the six months ended October 31, 2020, the Company recognized a foreign exchange loss of $126,302, compared to a foreign exchange gain of $221,925 for the same period in the previous fiscal year, primarily as a result of the exchange difference on the translation of the guaranteed investment certificates denominated in U.S. dollars.

In the six months ended October 31, 2020, the Company recorded unrealized loss on revaluation of short-term investments of $4,652,459 from the decrease in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation loss of $632,693, offset by deferred income tax recovery of $378,485. In the six months ended October 31, 2019, the Company recorded unrealized loss on revaluation of short-term investments of $4,399,608 from the decrease in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation loss of $227,262, offset by deferred income tax recovery of $250,358.

Use of IPO Proceeds

On December 6, 2019, the Company completed the IPO. The IPO consisted of the issuance of 20,000,000 units of the Company (the “Units”) at a price of $1.50 per Unit (the “Offering Price”) for gross proceeds of $30,000,000.

The IPO was managed by a syndicate of agents including Haywood Securities Inc., BMO Capital Markets, and TD Securities Inc., acting as joint bookrunners and co-lead agents, together with Sprott Capital Partners LP, Canaccord Genuity Corp. and H.C. Wainwright & Co., LLC (collectively, the “Agents”). In connection with the IPO, the Company granted the Agents an over-allotment option (the “Over-Allotment Option”), exercisable for a period of 30 days following the closing of the IPO, to purchase up to an additional 5% of the number of Units sold under the IPO from the Company at the Offering Price.

Including partial exercises of the Over-Allotment Option by the Agents, the Company received net proceeds in an aggregate amount of $28,600,625 under the IPO, which was comprised of gross proceeds of $30,215,250, less the Agents’ fees of $1,459,604 and securities issuance costs of $155,021. The Company also incurred offering expenses associated with the IPO of $429,471. The net proceeds to the Company from the IPO were $28,171,154.

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

The following table sets out the estimated use of the net proceeds of the IPO as disclosed in the Company’s IPO prospectus, and net proceeds received from the IPO after offering expenses and actual amounts of other items, as indicated below, up to October 31, 2020.

	As disclosed in the prospectus ($)	October 31, 2020 ($)
Repayment of Bank of Montreal credit facility	12,791,591	12,846,194
Cash consideration for the acquisition of royalties(1)	3,254,063	3,252,825
Future acquisitions	4,000,000	-
General and administrative expenses(2)(4)	1,433,000	1,349,001
General working capital purposes(3)(4)	6,181,346	10,723,134
Total	27,660,000	28,171,154

Note:

(1)	Comprised of cash paid to acquire the Reno Creek Royalty and the Roughrider Royalty.
(2)	Included consulting fees, general and administrative, management and directors’ fees and professional fees.
(3)	Included unused cash of $4 million and $0.5 million to be deployed for future acquisitions and general and administrative expenses, respectively, as at October 31, 2020.
(4)	During the six months ended October 31, 2020, the Company used working capital of $555,567 for general operations and administrations.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($)	($)	($)	($)
Three months ended:
January 31, 2019	-	(1,541,851)	(0.04)	-
April 30, 2019	-	(1,585,881)	(0.04)	-
July 31, 2019	-	(601,987)	(0.01)	-
October 31, 2019	-	(1,112,803)	(0.03)	-
January 31, 2020	-	(1,130,918)	(0.02)	-
April 30, 2020	-	144,350	0.00	-
July 31, 2020	-	(382,264)	(0.01)	-
October 31, 2020	-	(640,136)	(0.01)	-

Changes in net income (loss) from quarter to quarter are affected primarily by acquisitions of royalties, interest expenses on historic credit facilities which had been repaid by the Company in prior years, professional fees incurred in connection with the IPO, and corporate activities conducted during the respective periods.

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

Liquidity and Capital Resources

	As at October 31, 2020 ($)	As at April 30, 2020 ($)
Cash and cash equivalents	11,243,034	11,837,162
Working capital	37,700,641	42,997,711
Total assets	64,632,712	70,653,626
Total current liabilities	307,711	399,558
Accounts payable and accrued liabilities	307,711	399,558
Total non-current liabilities	40,000	40,000
Shareholders' equity	64,285,001	70,214,068

As at October 31, 2020, the Company had cash and cash equivalents of $11,243,034, compared to $11,837,162 at April 30, 2020. During the six months ended October 31, 2020, the Company purchased additional ordinary shares of Yellow Cake in the open market for $167,836. The Company had accounts payable and accrued liabilities of $307,711 at October 31, 2020, compared to $399,558 at April 30, 2020. The change in the accounts payable and accrued liabilities balance was primarily due to the timing of payment. As at October 31, 2020, the Company had working capital of $37,700,641 compared to $42,997,711 as at April 30, 2020.

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance, by way of private placements, of Common Shares and special warrants, the IPO, cash receipts from the repayment of a promissory note receivable in fiscal year 2020, and the historic credit facilities in an aggregate of US$28.5 million. The Company’s ability to meet its obligations and finance investment activities depends on its ability to generate cash flow through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. The Company has no material commitments or contractual obligations as at October 31, 2020. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company’s growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

Debt

As of October 31, 2020, the Company has a loan payable of $40,000 to the Government of Canada.

Cash Flows

Operating Activities

Net cash used in operating activities during the six months ended October 31, 2020 was $370,080, compared to $650,067 for the same period in the previous fiscal year. Significant operating expenditures during the period included consulting fees, general and administrative expenses, management and directors’ fees and professional fees. The decrease in net cash used in operating activities is primarily due to the decrease in management and directors’ fees and professional fees, partially offset by an increase in consulting fees and general and administrative expenses.

Investing Activities

Net cash used in investing activities during the six months ended October 31, 2020 was $129,752, compared to $3,012,105 for the same period in the previous fiscal year. During the six months ended October 31, 2020, the Company used $167,836 to acquire additional shares of Yellow Cake and received $38,084 in interest on guaranteed investment certificates. During the six months ended October 31, 2019, the Company incurred transaction costs of $382,903 in connection with the royalty interests in the Church Rock project, the Dewey-Burdock project, the Lance project and the Roca Honda project, and acquired a promissory note receivable in the amount of $2,662,200 which was repaid in full in January 2020. Additionally, the Company received $32,998 in interest on guaranteed investment certificates in this period.

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

Financing Activities

The Company did not generate or use cash from financing activities during the six months ended October 31, 2020. Net cash generated from financing activities during the six months ended October 31, 2019 was $1,892,169. During the six months ended October 31, 2019, the Company received cash proceeds of $3,350,001 from private placements of special warrants, partially offset by transaction costs incurred for the amendment of the margin loan of $194,887, partial repayment of the margin loan of $734,767 and interest of $528,178 paid to the lender thereunder.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the three and six months ended October 31, 2020, the Company incurred $1,140 and $2,280, respectively, in general and administrative expenses related to website design and website hosting services provided by a company controlled by a direct family member of the Company’s Chairman compared to $9,775 and $9,775, respectively, during the same periods in the previous fiscal year.

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended October 31, 2020 and 2019, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three and six months ended October 31, 2020 and 2019, comprised of:

	For the three months ended October 31,		For the six months ended October 31,
	2020	2019	2020	2019
	($)	($)	($)	($)
Scott Melbye - Chief Executive Officer (1)	33,780	19,746	64,948	19,746
Scott Melbye - Former Chairman (2)	-	19,956	-	59,904
Philip Williams - Former Chief Executive Officer (3)	-	39,962	-	157,494
Josephine Man - Chief Financial Officer (4)	19,125	31,767	36,000	84,458
Amir Adnani - Chairman (5)	22,500	-	42,000	-
Independent directors (6)	8,274	-	19,524	-
Total	83,679	111,431	162,472	321,602

Notes:

(1)	Management fee of $33,780 and $64,948 for the three and six months ended October 31, 2020, respectively, compared to $19,746 and $19,746, respectively, in the same period in the previous fiscal year, represented salaries and other expenses incurred for services provided by a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company, respectively.

(2)	Chair fee of $nil and $nil for the three and six months ended October 31, 2020, respectively, compared to $19,956 and $59,904, respectively, in the same period in the previous fiscal year, was charged by a company controlled by Scott Melbye, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee, respectively.

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

(3)	Management fee of $nil and $nil for the three and six months ended October 31, 2020, respectively, compared $39,962 and $157,494, respectively, in the same period in the previous fiscal year, represented salaries and other expenses incurred for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019, respectively.

(4)	Management fee of $19,125 and $36,000 for the three and six months ended October 31, 2020, respectively, compared $31,767 and $84,458, respectively, in the same period in the previous fiscal year, represented salaries and other expenses for services provided by a company controlled by Josephine Man, the Company’s Chief Financial Officer, respectively.

(5)	Chair fee of $22,500 and $42,000 for the three and six months ended October 31, 2020, respectively, compared $nil and $nil, respectively, in the same period in the previous fiscal year, was charged by a company controlled by Amir Adnani, the Chairman of the Company, respectively.

(6)	Consisted of independent directors’ fees. As at October 31, 2020, the amount payable to independent directors of $774, compared to $30,000 as at April 30, 2020, is included in accounts payable and accrued liabilities.

Critical Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subject judgment or assessments.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

●	impairment testing: key assumptions underlying the recoverable amounts; and
●	recognition of deferred tax assets: availability of future taxable profit against which carry forward tax losses can be used.

Changes in, and Initial Adoption of, Accounting Policies

The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company’s financial statements for the three and six months ended October 31, 2020.

Financial Instruments and Risk Management

At October 31, 2020, the Company’s financial assets include cash and cash equivalents, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities and government loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

The following table sets forth the fair value measurement hierarchy of the Company’s financial assets and liabilities. Those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The carrying amounts of the Company’s financial assets and liabilities equal to their fair values at the end of the reporting period.

October 31, 2020	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	11,243,034	-	-	11,243,034
Restricted cash	721,050	-	-	721,050
Short-term investments	25,971,838	-	-	25,971,838
Financial Liabilities
Government loan payable	-	40,000	-	40,000

April 30, 2020	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	11,837,162	-	-	11,837,162
Restricted cash	752,250	-	-	752,250
Short-term investments	30,456,461	-	-	30,456,461
Financial Liabilities
Government loan payable	-	40,000	-	40,000

During the three and six months ended October 31, 2020, the Company used $nil and $167,836, respectively, to acquire additional ordinary shares of Yellow Cake.

Financial risk management objectives and polices

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from October 31, 2020. The Company’s working capital as at October 31, 2020 was $37,700,641. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash and cash equivalents and restricted cash balances are minimal.

Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pound sterling and cash and cash equivalents and restricted cash denominated in U.S. dollars. The impact of a Canadian dollar change against UK pound sterling on short-term investments by 10% at October 31, 2020 would have an impact, net of tax, of approximately $2,247,000 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash and cash equivalents and restricted cash by 10% would have an impact of approximately $270,000 on net loss for the six months ended October 31, 2020.

Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at October 31, 2020, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,247,000 on other comprehensive income.

Subsequent Events

Subsequent to October 31, 2020, the Company purchased additional Yellow Cake’s ordinary shares for approximately $560,000.

Outstanding Share Data

As at the date hereof, the Company has 71,835,238 Common Shares outstanding. In addition, the following common share purchase warrants outstanding are summarized below.

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Uranium Royalty Corp. Management’s Discussion and Analysis For the three and six months ended October 31, 2020

Common Share Purchase Warrants

The outstanding common share purchase warrants as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
December 6, 2024(1)	1.40	500,000
December 6, 2024(2)	2.00	27,397,630
		27,897,630

Notes:

(1)	Unlisted warrants.
(2)	Listed Warrants.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedar.com.

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